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                                                                     Exhibit 1.3

                                  June 27, 2002

Banc of America Securities LLC
100 North Tryon Street
Charlotte, NC 28255

Attention: Lily Chang

Ladies and Gentlemen:

     This letter agreement confirms that pursuant to the Distribution Agreement, dated February 18, 1999 (the "Distribution Agreement") and the consent dated June 24, 2002 and the consent dated June 25, 2002, from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., respectively, Nationwide Health Properties, Inc. (the "Company") has appointed you as an Agent, on the basis set forth below, solely with respect to your purchase as principal of certain Medium-Term Notes specified in the Terms Agreement, dated June 27, 2002 (the "Purchased Notes"), a copy of which is attached hereto.

     You will serve as an Agent in accordance with the terms, and subject to the representations, warranties, conditions and agreements, set forth in the Distribution Agreement, as in effect on the date hereof, except as follows: (i) you shall not serve as Agent hereunder with respect to any Notes other than the Purchased Notes; and (ii) the Distribution Agreement shall automatically terminate as to you immediately after settlement occurs with respect to the Purchased Notes, except that Sections 8, 9, 10 and 11 will remain operative and in full force and effect.

     The Company is hereby furnishing to you, has previously furnished to you or agrees to furnish to you, as the case may be, copies of the opinion, certificate and accountant's letter specified in Sections 5(a)(1), 5(b) and 5(c) of the Distribution Agreement, each dated February 18, 1999, and addressed to the initial Agents under the Distribution Agreement. In addition, the Company agrees to furnish to you the opinion, certificate and accountant's letters referred to in Sections 7(c), 7(b) and 7(d) of the Distribution Agreement. The accountant's letter will be dated the Trade Date and a bring-down accountant's letter, as well as the certificate and the opinion, will each be dated the Original Issue Date.

     Notices to you under Section 13 of the Distribution Agreement will be sent to you at the address set forth above or to such other address as you may specify in writing hereafter.

     Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Distribution Agreement.

     This Agreement and the rights and obligations of the parties created hereby shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in such state.

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     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement.

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     If the foregoing correctly sets forth our agreement, please sign in the space provided below and return to us the enclosed duplicate originals of this letter agreement.

                                         Very truly yours,

                                         NATIONWIDE HEALTH PROPERTIES, INC.


                                         By:       /s/ Mark L. Desmond
                                            ----------------------------------
                                            Name:  Mark L. Desmond
                                            Title: Senior Vice President
                                                   & Chief Financial Officer

Accepted and agreed to as of the date first above written:

BANC OF AMERICA SECURITIES LLC


By:       /s/ Lily Chang
    -----------------------------
    Name:  Lily Chang
    Title: Principal